UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

23 March 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT N.V. - Buyback of ordinary shares, 22 March 2006

TNT N.V. - Buyback of ordinary shares, 23 March 2006

Mr. R. King nominated as new member of Supervisory Board TNT, 23 March 2006

22 March 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On March 21, 2006, it purchased 260,000 TNT N.V. ordinary shares at an average price of euro 28.0512 per share.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 161,000 people including the division Logistics which is intended to be divested). For 2005 the company reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

23 March 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On March 22, 2006, it purchased 500,000 TNT N.V. ordinary shares at an average price of euro 28.1429 per share.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 161,000 people including the division Logistics which is intended to be divested). For 2005 the company reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

23 March 2006

Mr. R. King nominated as new member of Supervisory Board TNT

Mr. J.M.T. Cochrane and Mr. R.W.H. Stomberg nominated for re-appointment as member of Supervisory Board

TNT N.V. today announced that the Supervisory Board will propose to the Annual General Meeting of Shareholders, to be held on 20 April, to appoint Mr. R. King as new member of the Supervisory Board. Mr. J.M.T. Cochrane, a member of the Supervisory Board since 1998 and vice-chairman since November 2001, and Mr. R.W.H. Stomberg, a member of the Supervisory Board since 1998, have been nominated to be re-appointed.

Mr. King, a Chinese-American, is former President and Chief Executive Officer of Sa Sa International Holdings Limited, one of the largest cosmetics discount chains in Asia. Previously he fulfilled the position of Chairman and Chief Executive Officer of ODS System-Pro Holdings Limited Hong Kong, part of the CY Tung Group of Companies and was Managing Director and Chief Operating Officer of Orient Overseas International Limited.

Mr King is Non-Executive Director of Arrow Electronics, Inc. (USA) and Orient Overseas International Limited (Hong Kong). He is a Standing Committee Member of the Chinese People's Consultative Conference of Zhijiang Provincial Committee. He is currently a visiting professor at the Zhejiang University in Hangzhou (China). Mr. King fulfilled various executive management positions with responsibilities that included amongst others manufacturing and distribution of high-technology products. His knowledge and expertise will be of great value to TNT.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 161,000 people including the division Logistics which is intended to be divested). For 2005 the company reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 23 March 2006